SECURIT  ION

12062078

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NabSecurities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor
(No. and Street)

New York, New York 10167
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President (212) 916-9520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to **respond unless the form** displays a currently valid OMB control **number.**

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition and supporting schedules pertaining to the firm of nabSecurities, LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

ANITA STEELE
Notary Public, State of New York
No. 01ST6203856
Qualified in Westchester County
Commission Expires April 13, 2013



Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- □ (c) Statement of Income (Loss).
- □ (d) Statement of Changes in Financial Condition.
- □ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- □ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

nabSecurities, LLC

Statement of Financial Condition

September 30, 2012

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
nabSecurities, LLC

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of nabSecurities, LLC at September 30, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 28, 2012

nabSecurities, LLC

Statement of Financial Condition

September 30, 2012

Assets	
Cash and cash equivalents	$ 1,670,110
Due from clearing broker	260,275
Due from affiliates	17,680,330
Accounts receivable	2,657,791
Securities owned, at fair value	80,106,850
Total assets	$ 102,375,356
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,143,641
Due to affiliates	11,114,388
Subordinated borrowings	78,000,000
Member's equity:	
Member's contribution	7,375,000
Retained earnings	4,742,327
Total member's equity	12,117,327
Total liabilities and member's equity	$ 102,375,356

See accompanying notes to statement of financial condition.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2012

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company

2. Significant Accounting Policies (continued)

deposits cash and cash equivalents with two financial institutions. At September 30, 2012, cash equivalents comprised $1,585,058 of the cash and cash equivalents included in the statement of financial condition.

Securities Owned

Securities owned are stated at fair. For a more detailed discussion regarding the determination of fair value, see *Note 4. Fair Value of Financial Instruments.*

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under *Fair Value Measurement* hierarchy which is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company. It is classified as a disregarded entity for federal income tax purposes. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of the New York Branch of the Parent. The Company's income taxes are an allocated share of the U.S. taxes of the New York branch of the Parent and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes interest and penalties related to unrecognized tax benefits within the related tax liability line, which for the Company is a component of Due to Affiliates, in the Statement of Financial Condition.

Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, *Fair Value Measurement (Topic 280): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 clarifies fair value measurement guidance with the intent to align U.S. GAAP and IFRS. The update provides for additional disclosures primarily focused on Level 3 measurements. For the Company, the provisions of ASU 2011-04 are effective for annual reporting periods beginning after December 15, 2011. Management does not expect the provisions of this update to have a material impact on this statement of financial condition.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). ASU 2011-11 provides for additional disclosures regarding the impact of an entity's offsetting arrangements. For the Company, the provisions of ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013. Management does not expect the provisions of this update to have a material impact on this statement of financial condition.

3. Securities Owned

At September 30, 2012, securities owned, at fair value of $80,106,850 consist of $104,805 of NASDAQ shares (its quoted market value) and $80,002,045 of securities backed by Australian residential prime mortgages ("RMBS"). The RMBS matures on June 7, 2013 and accrue interest at US Dollar LIBOR plus 0.50% per annum.

4. Fair Value of Financial Instruments

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 1 inputs include equities traded in an active market, which amounted to $104,805. Fair value has been the market value based on published market prices. There are no liabilities utilizing Level 1 inputs.

- Assets utilizing Level 2 inputs include residential mortgage backed securities, which amounted to $80,002,045. The securities are valued using a relative value approach. The security has a one year tenor, bullet maturity and the redemption facility for the transaction is provided by the Parent. Given these deal specific attributes, the valuation utilizes market observable prices for securities with similar characteristics, namely one year certificates of deposit issued by the Parent. There are no liabilities utilizing Level 2 inputs.

- There are no assets or liabilities utilizing Level 3 inputs.

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

For a more detailed discussion regarding the fair value hierarchy see *Note 2. Significant Accounting Policies.*

5. Subordinated Borrowings

The Company has a subordinated loan from the Parent for working capital purposes since 2004 in the amount of $5,000,000. Interest accrues at US Dollar LIBOR plus 0.38% and is scheduled to mature on August 31, 2014. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2012, $3,875 of accrued interest was recorded.

On July 30, 2012, the Company entered into a subordinated loan agreement with the Parent for additional working capital purposes. The effective date of the agreement is August 31, 2012. The amount of the loan is $40,000,000 and is scheduled to mature on August 27, 2015. Interest accrues at US Dollar LIBOR plus 1.35% and the facility has a fee of 0.70% per annum. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2012, $61,027 and $24,112 of accrued interest and fees, respectively, was recorded.

On July 30, 2012, the Company rolled over an existing revolving subordinated credit agreement with the Parent for additional working capital when needed. The effective date of the new agreement is September 7, 2012. The amount of the credit line is $100,000,000 and is scheduled to mature September 5, 2014. Interest accrues at US Dollar LIBOR plus 1.50% for advances of 60 days or less and US Dollar LIBOR plus 1.10% for advances of 61 days or greater. In addition, the facility has a fee of 0.70% per annum and an unused commitment fee of 0.25% per annum.

This agreement has been approved by FINRA as a satisfactory subordination agreement. As of September 30, 2012, there was an outstanding advance of $33,000,000 on this revolving credit line and $28,491 and $43,375 of accrued interest and fees, respectively, was recorded.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related Party Transactions

The Company's tax liabilities are settled through the New York Branch of the Parent.

6. Related Party Transactions (continued)

Due from affiliates of $17,680,330 as of September 30, 2012 represents a receivable of $783,037 for income tax benefit due from the New York Branch of the Parent, $821,706 for management fee income due from an indirect subsidiary of the Parent, and $16,075,587 for net commissions received on behalf of the Company by the New York Branch of the Parent. Due to affiliates of $11,114,388 as of September 30, 2012, represents a payable of $160,880 for interest and fees due to the Parent, $5,177,440 for taxes due to the New York Branch of the Parent, and $5,776,068 for operating expenses paid on behalf of the Company by the New York Branch of the Parent.

As of September 30, 2012, RMBS of $80,002,045, recorded as securities owned, at fair value, were issued as part of a transaction in which the Parent is the redemption facility provider.

7. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the New York Branch of the Parent that settles its income tax liabilities with respective taxing authorities. The allocation of the New York Branch of the Parent's income tax liability reflected on these financial statements is computed as if the Company were a fully taxable foreign entity filing its own income tax returns with relevant taxing authorities.

Deferred tax assets of $783,037 (which will be settled with the Parent) at September 30, 2012 consist of the tax value of stock based compensation not currently deductible for tax purposes. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2012, as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax asset.

The Company had no unrecognized tax benefits and consequently had no accrued interest and penalties related thereto at the beginning or end of the fiscal year ended September 30, 2012. The Company does not expect its unrecognized tax benefit balance to change significantly within the next twelve months.

8. Commitments and Contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a

8. Commitments and Contingencies (continued)

correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed a $260,275 deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

The Company is involved in litigation arising in the normal course of business as a defendant in lawsuits along with other brokers in various underwritings. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial position.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2012, the Company had net capital of $73,131,185, which exceeded the regulatory requirement by $72,699,054.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2012, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 28, 2012, which is the date the statement of financial condition was available to be issued.